Exhibit 99.1

For immediate release October 25, 2007	(publié également en français)
Petro-Canada Delivers Solid Quarter; Upstream Production Continues to Grow

Highlights

•	On track to deliver 15% growth in 2007 upstream production as Buzzard reaches plateau production rate
•	Operational reliability supported solid Downstream results in a less favourable business environment
•	Edmonton refinery conversion project on track for fourth quarter 2008 startup

Calgary – Petro-Canada announced today third quarter operating earnings from continuing operations adjusted for unusual items of $630 million ($1.29/share), compared with $564 million ($1.13/share) in the third quarter of 2006. Third quarter 2007 cash flow from continuing operating activities before changes in non-cash working capital was $1,229 million ($2.52/share), compared with $1,085 million ($2.17/share) in the same quarter of last year.

Net earnings from continuing operations were $776 million ($1.59/share) in the third quarter of 2007, compared with $678 million ($1.36/share) in the same period of 2006. Net earnings include unrealized gains or losses on derivative contracts, and gains or losses on foreign currency translation and disposal of assets.

“The third quarter was another strong quarter for Petro-Canada and this is shaping up to be a good year for us,” said Ron Brenneman, president and chief executive officer. “We set out this year with a single-minded focus on execution of our business plan and that’s working for us.”

Third Quarter Results

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars, except per share and share amounts)	2007	2006	2007	2006
Consolidated Results
Operating earnings adjusted for unusual items (1)	$630	$564	$2,015	$1,542
Net earnings	776	678	2,211	1,356
Cash flow (2)	$1,229	$1,085	$3,745	$2,713
Operating return on capital employed (3) (%)
Upstream			26.7	23.0
Downstream			12.6	12.2
Total Company			19.2	17.5
Consolidated Results from Continuing Operations (4)
Operating earnings from continuing operations adjusted for unusual items (1)	$630	$564	$2,015	$1,524
– $/share	1.29	1.13	4.10	3.01
Net earnings from continuing operations	776	678	2,211	1,204
– $/share	1.59	1.36	4.50	2.38
Cash flow from continuing operating activities before changes in non-cash working capital	1,229	1,085	3,745	2,696
– $/share	2.52	2.17	7.62	5.33
Dividends – $/share	0.13	0.10	0.39	0.30
Share buyback program	220	135	735	961
– millions of shares	4.0	2.9	14.0	18.8
Capital expenditures for continuing operations	$992	$777	$2,508	$2,319
Weighted-average common shares outstanding (millions of shares)	487.6	500.1	491.6	505.9

(1)
Operating earnings adjusted for unusual items (which represent net earnings, excluding gains or losses on foreign currency translation and on sale of assets, the unrealized gains or losses associated with the Buzzard derivative contracts, mark-to-market valuations of stock-based compensation, income tax adjustments and insurance proceeds) are used by the Company to evaluate operating performance (see page 2 NON-GAAP MEASURES).

(2)	From operating activities before changes in non-cash working capital (see page 2 NON-GAAP MEASURES).
(3)	Includes discontinued operations.
(4)
On January 31, 2006, Petro-Canada closed the sale of its mature Syrian producing assets. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

PETRO-CANADA

NON-GAAP MEASURES

Cash flow and cash flow from continuing operating activities before changes in non-cash working capital are commonly used in the oil and gas industry and by Petro-Canada to assist management and investors in analyzing operating performance, leverage and liquidity. In addition, the Company’s capital budget is prepared using anticipated cash flow from continuing operating activities before changes in non-cash working capital, as the timing of collecting receivables or making payments is not considered relevant for capital budgeting purposes. Operating earnings represent net earnings, excluding gains or losses on foreign currency translation and sale of assets and unrealized gains or losses on the mark-to-market valuation of the derivative contracts associated with the Buzzard acquisition. Operating earnings adjusted for unusual items represent operating earnings, excluding mark-to-market valuations of stock-based compensation, income tax adjustments and insurance proceeds and surcharges. Operating earnings and operating earnings adjusted for unusual items are used by the Company to evaluate operating performance. Cash flow, cash flow from continuing operating activities before changes in non-cash working capital, operating earnings and operating earnings adjusted for unusual items do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and, therefore, may not be comparable with the calculations of similar measures for other companies. For a reconciliation of cash flow and cash flow from continuing operating activities before changes in non-cash working capital to the associated GAAP measure, refer to the table on page 4. For a reconciliation of operating earnings and operating earnings adjusted for unusual items to the associated GAAP measure, refer to the table below.

	Three months ended September 30,				Nine months ended September 30,
(millions of Canadian dollars, except per share amounts)	2007	($/share)	2006	($/share)	2007	($/share)	2006	($/share)
Net earnings	$776	$1.59	$678	$1.36	$2,211	$4.50	$1,356	$2.68
Net earnings from discontinued operations	–		–		–		152
Net earnings from continuing operations	$776	$1.59	$678	$1.36	$2,211	$4.50	$1,204	$2.38
Foreign currency translation gain (loss) (1)	78		(1)		198		59
Unrealized gain (loss) on Buzzard derivative contracts (2)	70		79		(18)		(207)
Gain on sale of assets	8		3		55		21
Operating earnings from continuing operations	$620		$597		$1,976		$1,331
Mark-to-market valuation of stock-based compensation	(10)		31		(99)		(10)
Income tax adjustments	–		–		48		(185)
Insurance proceeds net of surcharges	–		2		12		2
Operating earnings from continuing operations adjusted for unusual items	$630	$1.29	$564	$1.13	$2,015	$4.10	$1,524	$3.01
Operating earnings from discontinued operations adjusted for unusual items	–		–		–		18
Operating earnings adjusted for unusual items	$630	$1.29	$564	$1.13	$2,015	$4.10	$1,542	$3.05

(1)
Foreign currency translation reflects gains or losses on United States (U.S.) dollar-denominated long-term debt not associated with the self-sustaining International business unit and the U.S. Rockies operations included in the North American Natural Gas business unit.

(2)
As part of its acquisition of an interest in the Buzzard field in the United Kingdom (U.K.) sector of the North Sea in June 2004, the Company entered into derivative contracts for half of its share of estimated production for 3 1/2 years, starting July 1, 2007. For the three and nine months ended September 30, 2007, the Company recorded a realized loss on these derivative contracts of $87 million after-tax ($131 million before-tax).

PETRO-CANADA
Earnings Variances

During the first quarter of 2006, Petro-Canada closed the sale of the Company’s mature producing assets in Syria. These assets and associated results are reported as discontinued operations and are excluded from continuing operations.

Q3/07 VERSUS Q3/06 FACTOR ANALYSIS

Operating Earnings from Continuing Operations Adjusted for Unusual Items
(millions of Canadian dollars, after-tax)

Operating earnings from continuing operations adjusted for unusual items increased to $630 million ($1.29/share) in the third quarter of 2007, compared with $564 million ($1.13/share) in the third quarter of 2006. Results reflected the positive impact of higher upstream production(1) ($232 million) and lower other expenses(2) ($40 million). The results were partially offset by the realized loss on the derivative contracts associated with Buzzard ($(87) million), decreased Downstream refining margins ($(57) million), higher operating, general and administrative (G&A) expenses ($(46) million), lower realized upstream prices ($(10) million), increased depreciation, depletion and amortization (DD&A) and exploration expenses ($(6) million).

(1)	Upstream volumes include the portion of DD&A expense associated with changes in upstream production levels.
(2)	Other mainly includes interest expense, foreign exchange, changes in effective tax rates and upstream inventory movements.

Operating Earnings from Continuing Operations Adjusted for Unusual Items by Segment
(millions of Canadian dollars, after-tax)

Operating earnings from continuing operations adjusted for unusual items on a segmented basis increased 12% to $630 million in the third quarter of 2007, compared with $564 million in the third quarter of 2006. The increase in third quarter operating earnings from continuing operations adjusted for unusual items reflected higher East Coast Canada ($108 million), International(1) ($57 million) and Oil Sands ($12 million) operating earnings adjusted for unusual items. The results were partially offset by lower Downstream ($(78) million) and North American Natural Gas ($(21) million) operating earnings from continuing operations adjusted for unusual items and higher Shared Services costs ($(12) million).

(1)
International operating earnings from continuing operations adjusted for unusual items for the three months ended September 30, 2007 include a realized loss on the derivative contracts associated with the Company’s acquisition of an interest in the Buzzard field of $87 million after-tax ($131 million before-tax).

Net earnings in the third quarter of 2007 were $776 million ($1.59/share), compared with $678 million ($1.36/share) during the same period in 2006. Net earnings include gains or losses on foreign currency translation, unrealized gains or losses on Buzzard derivative contracts, and gains or losses on asset sales. Net earnings in the third quarter of 2007 were higher than in the third quarter of 2006 due to gains on foreign currency translation and higher gains on the sale of assets, partially offset by lower unrealized gains on the Buzzard derivative contracts.

PETRO-CANADA

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Cash flow from continuing operating activities	$1,340	$959	$3,941	$2,644
Increase (decrease) in non-cash working capital related to continuing operating activities	(111)	126	(196)	52
Cash flow from continuing operating activities before changes in non-cash working capital	$1,229	$1,085	$3,745	$2,696
Cash flow from discontinued operating activities	–	–	–	15
Increase in non-cash working capital related to discontinued operating activities	–	–	–	2
Cash flow from operating activities before changes in non-cash working capital	$1,229	$1,085	$3,745	$2,713

During the third quarter of 2007, cash flow from continuing operating activities before changes in non-cash working capital was $1,229 million ($2.52/share), up from $1,085 million ($2.17/share) in the same quarter of 2006. The increase in cash flow from continuing operating activities before changes in non-cash working capital reflected higher operating earnings from continuing operations.

Operating Highlights

Third quarter production from continuing operations averaged 436,000 barrels of oil equivalent per day (boe/d) net to Petro-Canada in 2007, up significantly from 333,000 boe/d net in the same quarter of 2006. Higher volumes reflected the addition of North Sea projects (Buzzard, De Ruyter and L5b-C) and a rise in East Coast Canada and Oil Sands production. This was slightly offset by declines in the North American Natural Gas business. Production in the third quarter of 2006 was reduced by the shutdown of Terra Nova for a planned maintenance turnaround.

“We’re on track to deliver on our 15% production growth in the upstream, our refineries are running very reliably and we’ve advanced our five major new growth projects,” said Brenneman.

In the Downstream, three major factors combined to reduce third quarter 2007 earnings, compared with the third quarter of 2006. The cost of domestic and international crude processed at the Company's refineries was more expensive relative to the West Texas Intermediate (WTI) benchmark crude, which sets finished product prices; asphalt and petrochemical margins were weaker in eastern Canada; and the Canadian dollar strengthened, which offset most of the benefit associated with higher New York Harbor cracking margins.

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
Upstream – Consolidated (1)
Production before royalties
Crude oil and natural gas liquids (NGL) production net (thousands of barrels/day – Mb/d)	315.1	211.7	300.0	220.7
Natural gas production net, excluding injectants (millions of cubic feet/day– MMcf/d)	723	725	730	746
Total production net (thousands of barrels of oil equivalent/day – Mboe/d) (2)	436	333	422	345
Average realized prices
Crude oil and NGL ($/barrel– $/bbl)	74.32	70.76	69.42	69.40
Natural gas ($/thousand cubic feet – $/Mcf)	5.28	6.06	6.47	7.07
Upstream – Continuing Operations
Production from continuing operations before royalties
Crude oil and NGL production net (Mb/d)	315.1	211.7	300.0	213.9
Natural gas production net, excluding injectants (MMcf/d)	723	725	730	743
Total production net (Mboe/d) (2)	436	333	422	338
Average realized prices from continuing operations
Crude oil and NGL ($/bbl)	74.32	70.76	69.42	69.33
Natural gas ($/Mcf)	5.28	6.06	6.47	7.07
Downstream
Petroleum product sales (thousands of cubic metres/day – m3/d)	53.6	54.4	52.8	52.0
Average refinery utilization (%)	99	101	99	93
Downstream operating earnings after-tax (cents/litre)	2.1	3.5	3.8	2.7

(1)	Includes discontinued operations.
(2)	Total production includes natural gas converted at six Mcf of natural gas for one bbl of oil.

PETRO-CANADA

BUSINESS STRATEGY

Petro-Canada's strategy is to create shareholder value by improving the profitability of the base business and by delivering long-term, profitable growth.

In 2007, upstream production from continuing operations is expected to grow, consistent with guidance, by approximately 15%, compared with 2006, as new projects come on-stream. For the longer term, Petro-Canada’s capital program anticipates that five major projects undertaken over the next several years will add significantly to earnings and cash flow from continuing operating activities. The Edmonton refinery is being converted to process 100% bitumen-based feedstock, with expected completion in the fourth quarter of 2008. As well, an investment decision on a new coker at the Montreal refinery is expected to be made in the fourth quarter of 2007. The Company is also advancing two major Oil Sands developments (the MacKay River in situ expansion and the integrated Fort Hills mine/upgrader) and a natural gas development in Syria.

Outlook

Operational Updates

•	U.S. Rockies production on track to achieve 100 million cubic feet equivalent/day (MMcfe/d) by year end
•	Saxon to achieve first oil in the fourth quarter of 2007

Major Project Milestones

•	Edmonton refinery conversion project construction 46% complete at the end of the third quarter and on track for startup in the fourth quarter of 2008
•	Montreal coker investment decision expected in the fourth quarter of 2007
•	Syria gas development front-end engineering and design (FEED) to be completed early in 2008
•	MacKay River expansion in FEED, with a regulatory decision anticipated in the fourth quarter of 2007 and a sanction decision expected early in 2008
•	Fort Hills project FEED on track for completion mid-2008, with a final investment decision planned for the third quarter of 2008

In September 2007, the Alberta Royalty Review Panel delivered its final report and recommendations to the Government of Alberta. The government has announced that it intends to provide a formal response to the report in October. The Company is assessing the impacts of various scenarios on Alberta operations through its business planning process in both the North American Natural Gas and Oil Sands businesses. All major investment decisions will be subject to the final outcome of the Company’s analysis of the Alberta royalty review.

Business Unit Results

North American Natural Gas

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings	$55	$78	$248	$314
Gain on sale of assets	–	3	41	3
Operating earnings	$55	$75	$207	$311
Insurance premium surcharges	–	(1)	–	(1)
Income tax adjustments	–	–	1	6
Operating earnings adjusted for unusual items	$55	$76	$206	$306
Cash flow from continuing operating activities before changes in non-cash working capital	$130	$165	$547	$603

In the third quarter of 2007, North American Natural Gas contributed $55 million of operating earnings adjusted for unusual items, compared with $76 million in the third quarter of 2006. Lower volumes and realized prices, combined with increased DD&A and operating expenses, were partially offset by lower exploration expense.

PETRO-CANADA

Oil Sands

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings (1)	$110	$108	$187	$190
Gain on sale of assets	–	–	1	–
Operating earnings	$110	$108	$186	$190
Insurance premium surcharges	–	(2)	–	(2)
Syncrude insurance proceeds	–	12	–	12
Income tax adjustments	–	–	7	44
Operating earnings adjusted for unusual items	$110	$98	$179	$136
Cash flow from continuing operating activities before changes in non-cash working capital	$192	$196	$406	$333

(1)
Oil Sands bitumen inventory movements increased net earnings by $2 million before-tax ($1 million after-tax) and $6 million before-tax ($4 million after-tax) for the three and nine months ended September 30, 2007, respectively. The same factor decreased net earnings by $5 million before-tax ($3 million after-tax) and $3 million before-tax ($2 million after-tax) for the three and nine months ended September 30, 2006, respectively.

Oil Sands delivered operating earnings adjusted for unusual items of $110 million in the third quarter of 2007, up from $98 million in the third quarter of 2006. Higher realized prices and volumes at Syncrude were partially offset by lower realized prices and volumes for MacKay River bitumen, and higher operating costs at Syncrude due primarily to increased production.

International & Offshore

In the first quarter of 2007, the Company combined its East Coast Canada and International businesses under one management structure. The change leverages and grows the capabilities of similar operations. The combined East Coast Canada and International operations are now referred to as International & Offshore.

East Coast Canada

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings and operating earnings (1)	$293	$190	$883	$673
Insurance premium surcharges	–	(8)	–	(8)
Terra Nova insurance proceeds	–	13	7	13
Income tax adjustments	–	–	5	37
Operating earnings adjusted for unusual items	$293	$185	$871	$631
Cash flow from continuing operating activities before changes in non-cash working capital	$387	$223	$1,164	$781

(1)
East Coast Canada crude oil inventory movements increased net earnings by $23 million before-tax ($15 million after-tax) and $48 million before-tax ($32 million after-tax) for the three and nine months ended September 30, 2007, respectively. The same factor decreased net earnings by $12 million before-tax ($7 million after-tax) and increased net earnings by $13 million before-tax ($9 million after-tax) for the three and nine months ended September 30, 2006, respectively.

In the third quarter of 2007, East Coast Canada contributed $293 million of operating earnings adjusted for unusual items, up from $185 million in the third quarter of 2006. Higher realized prices, increased volumes at Terra Nova and White Rose, and lower operating expenses were partially offset by lower production at Hibernia and increased DD&A expense.

PETRO-CANADA

International

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings (loss) from continuing operations (1)	$200	$139	$404	$(205)
Unrealized gain (loss) on Buzzard derivative contracts	70	79	(18)	(207)
Gain on sale of assets	7	–	7	13
Operating earnings (loss) from continuing operations (2)	$123	$60	$415	$(11)
Insurance premium surcharges	–	(6)	–	(6)
Scott insurance proceeds	–	–	5	–
Income tax adjustments	–	–	30	(242)
Operating earnings from continuing operations adjusted for unusual items	$123	$66	$380	$237
Cash flow from continuing operating activities before changes in non-cash working capital	$388	$132	$1,027	$522

(1)
International crude oil inventory movements increased net earnings from continuing operations by $58 million before-tax ($13 million after-tax) and $28 million before-tax ($6 million after-tax) for the three and nine months ended September 30, 2007, respectively. The same factor decreased net earnings from continuing operations by $2 million before-tax ($3 million after-tax) and decreased the net loss from continuing operations by $35 million before-tax ($(3) million after-tax) for the three and nine months ended September 30, 2006, respectively.

(2)
As part of its acquisition of an interest in the Buzzard field in the U.K. sector of the North Sea in June 2004, the Company entered into derivative contracts for half of its share of estimated production for 3 1/2 years, starting July 1, 2007. For the three and nine months ended September 30, 2007, the Company recorded a realized loss on these contracts of $87 million after-tax ($131 million before-tax).

International contributed $123 million of operating earnings from continuing operations, adjusted for unusual items, in the third quarter of 2007, up from $66 million recorded in the third quarter of 2006. Higher volumes from the North Sea were partially offset by the realized loss on the derivative contracts associated with the Buzzard acquisition, higher operating costs and increased exploration and DD&A expenses. Higher exploration expenses related to the Company’s drilling program, primarily in Syria, and seismic costs in Norway. Higher operating costs and DD&A expenses related primarily to the addition of North Sea projects (Buzzard, De Ruyter and L5b-C).

DOWNSTREAM

	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings	$105	$176	$548	$390
Gain on sale of assets	1	–	6	5
Operating earnings	$104	$176	$542	$385
Insurance premium surcharges	–	(6)	–	(6)
Income tax adjustments	–	–	6	41
Operating earnings adjusted for unusual items	$104	$182	$536	$350
Cash flow from continuing operating activities before changes in non-cash working capital	$187	$328	$860	$612

In the third quarter of 2007, the Downstream business contributed $104 million of operating earnings adjusted for unusual items, down from $182 million in the same quarter of 2006. Lower Refining and Supply operating earnings adjusted for unusual items were partially offset by higher Marketing results.

Refining and Supply contributed third quarter 2007 operating earnings adjusted for unusual items of $58 million, down significantly compared with $156 million in the same quarter of 2006. Results reflected less favourable crude price differentials, lower asphalt and petrochemical margins, and negative foreign exchange impacts. This was partially offset by higher refinery yields and higher gasoline and distillate cracking margins.

Marketing contributed third quarter 2007 operating earnings adjusted for unusual items of $46 million, up compared with $26 million in the same quarter of 2006. In the third quarter of 2007, Marketing results reflected increased fuel and non-petroleum margins.

PETRO-CANADA

CORPORATE

Shared Services	Three months ended September 30,		Nine months ended September 30,
(millions of Canadian dollars)	2007	2006	2007	2006
Net earnings (loss)	$13	$(13)	$(59)	$(158)
Foreign currency translation gain (loss)	78	(1)	198	59
Operating loss	$(65)	$(12)	$(257)	$(217)
Stock-based compensation recovery (expense) (1)	(10)	31	(99)	(10)
Income tax adjustments	–	–	(1)	(71)
Operating loss adjusted for unusual items	$(55)	$(43)	$(157)	$(136)
Cash flow from continuing operating activities before changes in non-cash working capital	$(55)	$41	$(259)	$(155)
(1) Reflects the change in the mark-to-market valuation of stock-based compensation.

Shared Services recorded an operating loss adjusted for unusual items of $55 million in the third quarter of 2007, compared with a loss of $43 million for the same period in 2006. The third quarter 2007 operating loss adjusted for unusual items included a $10 million charge related to the mark-to-market valuation of stock-based compensation, compared with a $31 million recovery in the third quarter of 2006.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Petro-Canada’s common shares trade on the Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange (NYSE) under the symbol PCZ.

The full text of Petro-Canada's third quarter release, including Management's Discussion and Analysis (MD&A), can be accessed on Petro-Canada's website at http://www.petro-canada.ca/en/investors/845.aspx and will be available through SEDAR at http://www.sedar.com.

Petro-Canada will hold a conference call to discuss these results with investors on Thursday, October 25, 2007 at 9:00 a.m. eastern daylight time (EDT). To participate, please call 1-866-898-9626 (toll-free in North America), 00-800-8989-6323 (toll-free internationally), or 416-340-2216 at 8:55 a.m. EDT. Media are invited to listen to the call by dialing 1-866-540-8136 (toll-free in North America) or 416-340-8010 and are invited to ask questions at the end of the call. Those who are unable to listen to the call live may listen to a recording of the call approximately one hour after its completion by dialing 1-800-408-3053 (toll-free in North America) or 416-695-5800 (pass code number 3237855#). A live audio broadcast of the conference call will be available on Petro-Canada's website at http://www.petro-canada.ca/en/investors/845.aspx on October 25, 2007 at 9:00 a.m. EDT. Approximately one hour after the call, a recording will be available on Petro-Canada’s website.

LEGAL NOTICE – FORWARD-LOOKING INFORMATION

This release contains forward-looking information. You can usually identify this information by such words as "plan," "anticipate," "forecast," "believe," "target," "intend," "expect," "estimate," "budget," or other similar wording suggesting future outcomes or statements about an outlook. Below are examples of references to forward-looking information:

•  business strategies and goals
•  future investment decisions
•  outlook (including operational updates and strategic milestones)
•  future capital, exploration and other expenditures
•  future resource purchases and sales
•  construction and repair activities
•  turnarounds at refineries and other facilities
•  anticipated refining margins
•  future oil and gas production levels and the sources of their growth
•  project development, and expansion schedules and results
•  future exploration activities and results and dates by which certain areas may be developed or may come on-stream

•  retail throughputs
•  pre-production and operating costs
•  reserves and resources estimates
•  royalties and taxes payable
•  production life-of-field estimates
•  natural gas export capacity
•  future financing and capital activities (including purchases of Petro-
Canada common shares under the Company's normal course
issuer bid (NCIB) program)
•  contingent liabilities (including potential exposure to losses related to retail licensee agreements)
•  environmental matters
•  future regulatory approvals

PETRO-CANADA
Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to,

•  industry capacity
•  imprecise reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays, and other sources not currently classified as reserves
•  the effects of weather and climate conditions
•  the results of exploration and development drilling, and related activities
•  the ability of suppliers to meet commitments
•  decisions or approvals from administrative tribunals
•  risks attendant with domestic and international oil and gas operations
•  expected rates of return

•  general economic, market and business conditions
•  competitive action by other companies
•  fluctuations in oil and gas prices
•  refining and marketing margins
•  the ability to produce and transport crude oil and natural gas to markets
•  fluctuations in interest rates and foreign currency exchange rates
•  actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)
•  changes in environmental and other regulations
•  international political events
•  nature and scope of actions by stakeholders and/or the general public

Many of these and other similar factors are beyond the control of Petro-Canada. Petro-Canada discusses these factors in greater detail in filings with the Canadian provincial securities commissions and the U.S. Securities and Exchange Commission (SEC).

We caution readers that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this release is made as of October 25, 2007 and, except as required by applicable law, Petro-Canada does not update it publicly or revise it. This cautionary statement expressly qualifies the forward-looking information in this release.

Petro-Canada disclosure of reserves

Petro-Canada's qualified reserves evaluators prepare the reserves estimates the Company uses. The Canadian provincial securities commissions do not consider our reserves staff and management as independent of the Company. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements that allow the Company to make disclosure in accordance with SEC standards. This exemption allows comparisons with U.S. and other international issuers.

As a result, Petro-Canada formally discloses its reserves data and other oil and gas data using U.S. requirements and practices, and these may differ from Canadian domestic standards and practices. Note that when we use the term boe in this release, it may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method. This method primarily applies at the burner tip and does not represent a value equivalency at the wellhead.

To disclose reserves in SEC filings, oil and gas companies must prove they are economically and legally producible under existing economic and operating conditions. Proof comes from actual production or conclusive formation tests. The use of terms such as "probable," "possible," "recoverable," or "potential reserves and resources" in this release does not meet the SEC guidelines for SEC filings.

The table below describes the industry definitions that we currently use:

Definitions Petro-Canada uses	Reference
Proved oil and gas reserves (includes both proved developed and proved undeveloped)	U.S. SEC reserves definition (Accounting Rules Regulation S-X 210.4-10, U.S. Financial Accounting Standards Board Statement No.-69)
Unproved reserves, probable and possible reserves	CIM (Petroleum Society) definitions (Canadian Oil and Gas Evaluation Handbook, Vol. 1 Section 5)
Contingent and prospective resources	Society of Petroleum Engineers, World Petroleum Congress and American Association of Petroleum Geologist definitions (approved February 2000)

There is no certainty that it will be economically viable or technically feasible to produce any portion of the resources. For use in this release, "total resources" means reserves plus resources.

SEC regulations do not define proved reserves from our oil sands mining operations as an oil and gas activity. These reserves are classified as a mining activity and are estimated in accordance with SEC Industry Guide 7. For internal management purposes, Petro-Canada views these reserves and their development as part of the Company’s total exploration and production operations.

Throughout this release, total Company reserves, total Company production, total Company reserves replacement and total Company reserves life index (RLI) on a before royalty basis are calculated using the sum of all oil and gas activities, and all oil sands mining activities. Before royalties, oil sands mining 2006 year-end proved reserves were 345 million barrels (MMbbls) and oil sands mining annual 2006 production was 11 MMbbls.

PETRO-CANADA

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES

Ken Hall Investor Relations 403-296-7859 e-mail: investor@petro-canada.ca	Michelle Harries Corporate Communications 403-296-3648 e-mail: corpcomm@petro-canada.ca

Pamela Tisdale Investor Relations 403-296-4423 e-mail: investor@petro-canada.ca

www.petro-canada.ca